BRF S.A.
A Public Held Company
CNPJ 01.838.723/0001-27
NIRE 42.300.034.240
CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or "Company" - BM&FBovespa: BRFS3; NYSE: BRFS), pursuant to CVM Instruction 358 of January 03, 2002, hereby informs its shareholders and the market in general that, on this date, through its subsidiary BRF GmbH, it has signed with the shareholders of the entire share capital of Invicta Food Group Limited ("IFGL" and "Current Shareholders"), the final documents for the formation of a joint venture ("JV") between BRF GmbH and IFGL, which shall have as main objective the distribution of processed food in the in the United Kingdom, Ireland and Scandinavia.

In the context of the Transaction: (i) IFGL contributed with its current operation to the JV, with a strong presence in the foodservice market in the United Kingdom; and (ii) BRF GmbH contributed its current operation in the Territory to the JV and acquired additional interest in JV to the sum of GBP 18 million, in order to provide that, at the conclusion of the Transaction, BRF GmbH holds 62% of the JV's total share capital and the Current Shareholders the remaining 38%.

The Transaction is in line with the strategic plan to globalize the Company, accessing local markets, strengthening BRF's brands, distributing and expanding its product portfolio around the globe.

São Paulo, April 22, 2015.

Augusto Ribeiro Júnior

Chief Financial and Investor Relations Officer